                                                      Furnished by NetZero, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                            Subject Company: United Online, Inc.
                                                   Commission File No. 000-27405


In connection with the proposed merger of NetZero, Inc. and Juno Online Services, Inc., United Online, Inc. will file a registration statement on Form S-4 and NetZero, Inc. and Juno Online Services, Inc. will each file a proxy statement with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the proxy statements when they become available because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and the proxy statements (when available) and other documents filed by United Online, Inc., NetZero, Inc. and Juno Online Services, Inc. with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the proxy statement (when available) and other documents filed by NetZero, Inc. with the Securities and Exchange Commission may be obtained from NetZero, Inc. by directing a request to NetZero, Inc., 2555 Townsgate Road, Westgate Village, California 91361,
Attention: Peter Delgrosso, Investor Relations, telephone: (805) 418-2388, e-mail: pdelgrosso@corp.netzero.net. Free copies of the proxy statement (when available) and other documents filed by Juno Online Services, Inc. with the Securities and Exchange Commission may be obtained from Juno Online Services, Inc. by directing a request to Juno Online Services, Inc., 1540 Broadway, New York, New York 10036, Attention: Becky Yeamans, Investor Relations, telephone:
(212) 597-9274, e-mail: ir@support.juno.com.

NetZero, Inc. and Juno Online Services, Inc. and certain other persons referred to below may be deemed to be participants in the solicitations of consents of NetZero, Inc. and Juno Online Services, Inc. stockholders to agree to approve the issuance of United Online, Inc. common stock in connection with the proposed transaction. The participants in the solicitation may include the directors and executive officers NetZero, Inc. and Juno Online Services, Inc., who may have an interest in the transaction as a result of holding shares or options of NetZero, Inc. or Juno Online Services, Inc. A detailed list of the names and interests of the directors and executive officers of NetZero, Inc. is contained in the company's proxy statement for its 2000 Annual Meeting and a detailed list of the names and interests of the directors and executive officers of Juno Online Services, Inc. is contained in the company's proxy statement for its 2001 annual meeting, both of which may be obtained without charge at the Securities and Exchange Commissions's web site at http://www.sec.gov.

THE FOLLOWING CONFERENCE CALL WAS ORIGINALLY WEBCAST ON THE NETZERO, INC. WEB SITE AT WWW.NETZERO.NET ON JUNE 8, 2001.

BRENT ZIMMERMAN: Hello, I'd like to welcome everyone to today's conference call. We're all very excited about our announcement yesterday that NetZero and Juno have entered into an agreement to merge our two companies to form a new public company called United Online, Inc. Excuse me, could you guys put your phones on mute please? Thank you. Thanks. As I was saying, we're excited about the announcement that NetZero and Juno have entered into an agreement to merge our two companies to form a new public company called United Online, Inc. With me today is Mark Goldston, NetZero's Chairman and Chief Executive Officer; Charles Ardai, Juno's President and Chief Executive Officer; and Charles Hilliard, NetZero's Chief Financial Officer. We're going to start out with a few comments from Mark Goldston and then we're going to open it up for questions. But before we get started, I need to point out the company does apply the safe harbor provisions as outlined in the press release to any forward-looking statements that may be made on this call; statements regarding future financial operating results, as well as discussion regarding the timing and benefits of the merger, are forward-looking statements that are subject to a number of risks and uncertainties. United Online's business will be subject to the risks inherent in each of Juno's and NetZero's existing businesses. More information about potential factors that could affect the combined companies' business and financial results is included in each of NetZero's and Juno's most recent Form 10-Qs and other filings with the Securities and Exchange Commission. Additional information will also be available once United Online files its registration statement with the Securities and Exchange Commission with respect to the proposed transaction. And with that, I will give the floor to NetZero's Chairman and CEO, who will become the Chairman, President and CEO of United Online, Mr. Mark Goldston.

MARK GOLDSTON: Thank you, Brent, and welcome everyone. Thank you for taking the time to come on the call. This was really a very exciting day for these two companies, coming together to form what will clearly be the nation's second largest Internet access provider. We believe that United Online will be uniquely positioned to execute our plan to be a dominant player in this category for many years to come. If you look at the union on the surface, you're talking about registered users that are up there in the tens of millions, more than seven million active subscribers as of the end of March, and importantly, our billable services when you combine these two companies, have approximately a million actives as of March 31st of 2001. It's really an exciting day for our companies. We look at this as an opportunity to leverage the relative strengths of these two organizations. When you take a look at them, they're really mirror images of one another. We both have large free services. We both have billable services. What we've basically done here, is attempted to do something that had not yet been done in the ISP segment, which is that we've done a stratified segmentation of the market, and previous to this, you pretty much had premium Internet access, which is $20.00 and above, and you had free Internet access, and there was sort of this great expanse in between. If you look at almost every other major category that's out there, you find that they've got strata within these segments at super value, price value, moderate and premium, and that just hasn't existed in the ISP space. So what we're going to attempt to do by creating United Online is to occupy the super value, which would be free, and the price value, which would be approximately a $9.95 offering segment of the market where we think there could be a majority of ISP users who ultimately may want to migrate to something that's got high quality at a very popular price, or in some cases, free. So I want to reiterate the fact that we, as an organization, NetZero, clearly Juno, and now the combined United Online are committed to making free Internet access work to our advantage and to continue to plumb this as one of the most unbelievable catchment mechanisms for attracting users that anybody has yet seen on the Internet. The trick to the free ISP business, as you know, is to put a meter on the usage so that it truly is a recreational product, doesn't get abused, and can be offset on the expense standpoint with advertising. The trick in the pay ISP market, from our standpoint, is not to create a me-too product, because the world does not need

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yet another EarthLink, or yet another Microsoft or an AOL. What we think is compelling is to create a high quality, fast product that offers consumers a greater than 50 percent saving versus the lion's share of the ISP market. So, going forward, it is our intention under the United Online umbrella to have NetZero become the free Internet access brand and in fact the largest free Internet access brand in the world and to have Juno focus on being a pay Internet access brand occupying that price value segment of the market which we think could become a real sweet spot. And Juno has had actually a longer period of time and has perfected the art of migrating people from its free service to its pay service. We've just recently started to do that with our NetZero Platinum service and have had a lot of success. But putting these two companies together with the established migration capabilities that Juno has exhibited with the power of the free model that NetZero has exhibited and the operating efficiencies which will exist, I mean, just think about taking two mirror image organizations that together have roughly 600 employees, which on the surface alone, we've got about one-tenth the employees of someone like an EarthLink and we, in this case, will have a greater number of active users by a rather large margin. When you look at the efficiencies that are inherent in that, you start to see why these two companies believe that this was a powerful union. Yes, we will rationalize the employee base, and obviously there will be some redundancy. As there is, we will obviously incur some layoffs according to our internal projections to get to greater efficiency. We will obviously have telecomm savings here, which are significant. Remember, NetZero has very competitive telecomm contracts, most of which have excess capacity contained within them. To take the Juno hours and to run them through the NetZero telecomm contracts under the new United Online gives us an opportunity to maximize these contracts and generate tens of millions of dollars of cost savings. So we are very excited about this, and I want to reiterate to people that, while there is certainly power from a consumer standpoint of having these two things come together, from a financial standpoint, these independent companies were both pursuing a path to profitability. With a combined balance sheet that, as of the end of March, had in excess of $200,000,000 of cash and the incredible savings that we will have both in terms of manpower, telecomm, reduced marketing expense and the like, and a very efficient organization, should greatly accelerate the joint path to profitability of these two enterprises. So I can't reiterate strongly enough the fact that, while these were two efficient organizations on their own, who were moving down that road, we view this as a turbo boost to that process. So, I'm very excited about what the prospects will be. I think you'll see from a technology standpoint that what NetZero brings to the table - we talked about this before - is our auto-dialer technology, our zCast, etc. What Juno has demonstrated is they've got a phenomenal client and they've also got unique capabilities with their e-mail product and with their off-line, on-line capability. They've got a cost savings mechanism that when that is punched into our telecomm contract efficiencies, can give us a competitive advantage that I believe could be unparalleled in the ISP space. So, I'm very excited about this. What I want to do now is turn the table over to Charles Hilliard, the Chief Financial Officer here at NetZero, who will become the Chief Financial Officer of United Online, to give us some comments, and then after that, what I'd like to do is let Charles Ardai, CEO of Juno, give you some perspective on his view and the Juno view of the power of the United Online union. So now I'd like to turn it turn it over to Charles Hilliard, our CFO.

CHARLES HILLIARD: Thank you, Mark and good morning everybody. First of all, to begin with, we've seen some comments in the press that more eyeballs lead to more advertising dollars, and while we believe in that and we believe in the potential for top line synergies to


                                       3
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drive revenues in this combination, the deal was solely focused on cost savings. The deal works on cost savings alone. Mark mentioned telecomm synergies, the combination of our excess capacity at leading edge cost, also combined with Juno's proprietary off-line e-mail client which, on average, uses less hours per ISP customer in both the pay and the free products than does ours and other industry leaders that's going to drive annual telecomm savings in the tens of millions of dollars range and represent excess of 50 percent of the synergies in this deal alone. We'll consolidate marketing budgets. That's going to represent 25 percent of the synergies. We're going to eliminate redundant head count in areas such as G&A. That's going to be over 10 percent of the consolidated synergies. And then we're also very excited about customer support synergies, which become a win for our customers and a win for our shareholders. Juno is up the learning curve on delivering superior customer support at very low cost. They've got a very efficient organization in India. That, combined with our on-line customer support and our e-mail customer support, is going to deliver vastly improved customer support to the entire organization and will also represent 5 percent of the synergies in the deal. Being in a free and, as Mark discussed, a low price value segment, this entity has lower customer acquisition cost and it drives lower customer support to the extent that we have migrated the majority of our combined billable users from free and the majority of customer support cost for any ISP organization is in the up-front set-up with the user. Our users go through the set-up process while they are in the free mode. That's very much a self-help mode, because it's a free product and they undertake the effort of setting themselves up, configuring their e-mail client and getting our software downloaded on their own without putting in costly telephone calls to customer support. Once they've done that and they migrate to a billable product, all those costs are under the bridge and you have a vastly improved customer support cost going forward. So we're very excited about this, especially from a financial standpoint, not to mention the other synergies that Mark has discussed.

MARK GOLDSTON: Thank you, Charles, and I think it's important in what Charles Hilliard just pointed out, is that, you know, people say, they ask me time and again, how can a company make money offering a $9.95 service when you've got people out there offering a service for $20.00, $23.00. This is a very good question. The reality of it is, you guys know our telecomm costs, and if you look at a $9.95 pay service with our incredibly efficient telecomm costs, that has a potential to have a significant gross margin, where typically these companies end up in a loss situation. How much of that gross margin gets eaten up with excessive overhead. You can look at the competitive ISP set and see that. When you're talking about a company, United Online, that together will have all of the manpower efficiencies that we're talking about and should have a very large gross margin on the pay portion of the business, you can see why we're internally so bullish about the prospects of this company to be a profitable enterprise; a very strong part of the business. Additionally, we believe that the Internet advertising market, which has been about as bad as any market could be, is going to get better. We don't have any visibility as to exactly when, but we know that it will, and we know that the TV and the radio and the print markets will get better, and when that happens, the octane effect of the offset to the cost of the free model, combined with the migration path that free has set up to the pay model, and the overall low overhead that we're going to have in this company, I think will show people that this will be a compelling model for many years to come. And with a balance sheet that at the end of March had over $200,000,000 in cash, clearly people don't have to worry about this company's ability to be around to execute its plan. So, with that, what I'd like to do before we open to questions, I would like to take this time to turn it over to Charles Ardai, President and CEO of Juno, to give some comments on his perspective on this union. Charles.

CHARLES ARDAI: Sure, thanks, Mark. Mark and Charles have done an excellent job describing some of the key elements here. I think it's important to just give you a little bit of a sense from our point of view, which happens to be very similar, but the fact is that we've known each other for quite a while as fellow participants in a market that, of course, had bigger competitors like an AOL or a Microsoft, and the more we got to know each other, the better we familiarized ourselves with each other, the clearer it became that these are two companies that ought to be together. Mark described it as a mirror image. I think that's a good way of saying it. We're both in the same areas of business, but we have very different strengths, and I think by putting the two companies together, you really get the best of both worlds. The combined entity is going to have more than $200,000,000 in cash using the March numbers as opposed to $40-something million, and that's because of NetZero. With my company we'll have more than a million billable subscribers, again using the March numbers, rather than something between a hundred and two hundred thousand, and that's because of Juno. We both bring to the table many millions of subscribers in terms of active subscriber accounts that you can reach with advertising. But put together, you have a much more attractive product to go to marketers with. NetZero has significant experience striking certain kinds of advertising and marketing relationships that we don't. On the other hand, we have experience managing the billable service that's been going longer. So, there are just an awful lot of strengths here. We will have the benefit of the combined staffs, taking the best from two really outstanding staffs. There will be the expense synergies, and so forth. I think if you put all of this together, you get a real opportunity to create a strong consumer alternative to AOL. I think the category leader has staked out a position which is a kind of one-size-fits-all, $24.00 premium price, premium brand strategy, which is a very good strategy, but it creates an opportunity. There's a kind of hole in the market next to AOL and there has always been a need for a Pepsi to this Coke or a Burger King to this MacDonald's, and we think that United Online has every opportunity to be that to America Online. So, we're very excited about the opportunity. We're very much looking forward to seeing what the company does and I think it has all the resources it needs to do quite a lot of amazing things.

MARK GOLDSTON: Thank you Charles, and I just want to say that this negotiation process was, not only enlightening, but was rather arduous for both parties and we all managed to keep our eye on the ball and we knew what the end prize was of putting these two companies together and it's a real testament to both of these companies that this deal got done and got done the way it did. So what I'd like to do now is open it up to the floor for questions and we'll take them, just please enter it with the operator and we'll take them as we go. Operator?

OPERATOR: Thank you, Sir. Ladies and Gentlemen, if you wish to register for a question, please press the "1" followed by the "4" on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your calling request, you may do so by pressing the "1" followed by the "3." If you're on a speaker phone, please pick up your handset before entering your request. One moment please for the first question. Fred Moran with Jeffries & Co., please go ahead.


                                       5
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FRED MORAN: Thanks very much and congratulations on a very sensible transaction. I actually have a slew of questions, so I'll ask a couple and then maybe come back later. First off, why such a large transaction cost of $20 to $25 million? Is that a real number, or is there something lower that's more indicative of the costs of doing this merger? And, how do you pinpoint that operating cost synergies for 2002 that will offset it, and do you have a number quantifying that? And, is there a break-up fee; what is it; and does it work both ways?

MARK GOLDSTON: Fred, I'm going to let Charles Hilliard take those three questions and thanks for tuning in. Go ahead, Charles.

CHARLES HILLIARD: Fred, in terms of the restructuring costs, it's reflective of precisely what Charles Ardai and Mark Goldston had discussed. These are mirror organizations. We're taking the best of both companies, or the best of both worlds. There's tremendous overlap and in going through that overlap there are some costs. We expect to recover those costs fairly quickly because of the synergies. The amount of synergies you'll note too will depend on the timing of closing this deal which we expect to be before year-end. It could be earlier than that. From our perspective, the earlier the better because we can begin capitalizing on these synergies and we have not disclosed publicly a quantified number of synergies. We want to wait until the transaction occurs and the transition begins of integrating that and then we'll come back out with specific guidance. We have disclosed that the telecomm savings alone are in the tens of millions of dollar range and that represents a little over half of the synergies. So you can take a cut at it from there. So if you can imagine, you know, comparing that to the $20 to $25 million of restructuring costs, there should be a very rapid payback for the combined organization. In terms of break-up fee, there is a break-up fee of 4 percent of the transaction size.

FRED MORAN: Working both ways? MARK GOLDSTON: I'm sorry, say that again?

FRED MORAN: Working both ways, meaning if you guys walk away you also pay the $4 million and vice versa, or the 4 percent and vice versa?

CHARLES HILLIARD: It's only one way.

FRED MORAN: Which way does it work?

CHARLES HILLIARD: It works that if something disrupts this transaction on the Juno side, we're paid the breakup fee.

FRED MORAN: And if you get cold feet, and want to exit, there's no penalty?

CHARLES HILLIARD: There's a reimbursement of expenses associated with the transaction to date.

FRED MORAN: Okay. And, will there be a write-off for the transaction costs later this year?


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CHARLES HILLIARD: There'll be a combination of a write-off for the transaction costs to the extent that's appropriate, as well as, of course, for the transaction costs being applied to purchase accounting.

FRED MORAN: Very good. I'll come back with more questions.

MARK GOLDSTON: Okay, Fred. Thanks a lot.

CHARLES HILLIARD: Thank you, Fred.

MARK GOLDSTON: Next question please.

OPERATOR: Next question will come from Jeff Goverman with Pacific Crest. Please go ahead.

JEFF GOVERMAN: A couple questions. Are there any collars on the deal and when you look at the $20 to $25 million of restructuring costs, are those cash costs?

CHARLES HILLIARD: First of all Jeff, there are no collars. On the $20 to $25 million of restructuring costs, the vast majority are cash costs, not 100 percent, but the vast majority are.

JEFF GOVERMAN: Okay. Thanks.

CHARLES HILLARD: Sure.

MARK GOLDSTON: Next question?

OPERATOR: Our next question will come from Eileen Bukawawa with Solomon Smith Barney. Please go ahead.

MANNY BAKER: Okay, this is actually Manny Baker on the line too from Solomon Smith Barney and I had two questions. Number one is with the brand and pricing position that you have staked out, how do you think about Juno's pre-existing relationship with Time Warner for offering a broadband version of their service and along those lines, can you talk about, you know, you make some clear points about the capital and operating cost savings of putting these two businesses together. I'm presuming you're talking primarily about the dial-up world. Can you talk about what kind of capital, if you are going to be playing in the broadband market, what kind of capital do you think you have to put in place there?

MARK GOLDSTON: Well, I'll tell you a couple of things then, Manny. Those are good questions. The stratification that we laid out in terms of market segmentation was really focused on the dial-up world because the cost structure of both DSL and cable today would suggest that you cannot yet stratify that segment. It's not a mature segment. In fact it's an embryonic segment. It's a very high cost segment, both to the consumers and parties who play. So, at this point in time, it would be premature, if not foolish, to do a vertical stratification of that marketplace. Having said that, we have focused our price value, super value strategy on a very developed market which is the dial-up market which I think absolutely works. As relates to broadband and the AOL deal in particular, we think it's a great deal. Basically, Juno and AOL


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struck this deal. AOL/Time Warner will clearly be a leader in power in that broadband space and I'm sure they will have a very high-quality system that they intend to build and they are spending a lot of capital to do that and this combined enterprise will have the opportunity to take advantage of that and to be part of a broad scale cable rollout. Having said that, we, and I believe AOL/Time Warner has stated as well, we believe that this will be a slow rollout. As you know, this is an arduous task, to put it mildly, on their behalf that they're undertaking. So, as they start to roll it out, it is our intention to look at that and attempt to roll out with them. But having said that, I don't want anyone to think that we believe or that they believe that it's going to be a rapid rollout. So, we're sitting in a situation where we'll have a broadband strategy that's in place pretty much from day one and, we're going to keep that option open to us and, as that market matures, obviously, we believe that the costs will come down accordingly, just as they have in the dial-up space. When we first started at NetZero, our telecomm costs were pushing fifty cents an hour and now they're down in the thirteen, fourteen cent range. And so, if you start to see those similar types of efficiencies take effect in the broadband segment, then in fact, that segment will segment itself and we believe that we can play a strong role there. So, we're not planning for a lot of heavy costs against that segment yet because it's really embryonic at this point, not just from our standpoint, but frankly, from AOL/Time Warner's.

MANNY BAKER: Okay. Thanks a lot.

MARK GOLDSTON: Sure

OPERATOR: Your next question will come from Yusef Squally with First Albany. Please go ahead.

YUSEF SQUALLY: Yeah, thanks guys. Three questions. Number one, looking at this combination, I guess two to three years, what do you see the revenue mix between subscription and ad revenues? Number two, as you achieve these synergies, does this give you a clearer path to profitability, which I assume it does, and if that's the case, when do you see you guys turning the corner and finally getting to profitability? And lastly, Juno over the years, has had a tough time kind of trying to differentiate itself from everybody because it did have the free offering. It had a subscription offering, and it seems to me that you guys are kind of going in the same direction. So, that was, marketing-wise, expensive, because you are marketing to two different constituencies and it was also confusing from an investor's standpoint. What are you guys doing to kind of not fall into the same kind of hole.

MARK GOLDSTON: Well, Yusef, this is Mark. I'm going to take part of that and then I'm going to let Charles Hilliard handle the other part of it. I think I understand what your question was. I'm not sure, but I'm going to try. In terms of the last part of your question, you have to remember that the notion of combining free Internet access and pay Internet access is not done for clear communication with the investor community. It's done to service the consumer market. There are two very distinct elements there. One is a budget-priced pay service for people who don't want to look at some persistent advertising on their screen and the other is a completely free service for people who don't mind having to look at a persistent ad on their screen. So from a consumer standpoint, what Juno has been doing in the past is not only, not only is it not unclear, it is actually very compelling. And, in fact, we see now even with the recent success we've had with NetZero Platinum, that there is no confusion on the part of the consumer. In fact, they

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find it very compelling, hence the fact that we've been migrating, several thousand people a day from free to pay. So, if some of you, like yourself and the financial community, may have found that to be confusing or conflicting, I'm not exactly sure why, because in the end of the day, what you're talking about with an Internet service provider is an infrastructure that you need to leverage. And the way to leverage the infrastructure is to offset the costs of the telecomm, and the cost of the telecomm, whether you're free or you're pay, is the same cost. When you're in a free system, the offset is advertising and e-commerce revenue. When you're in a pay system, the offset is subscription revenue. To the degree that you can use one to migrate people to the other and keep your overhead very low, you get to keep a larger portion of the money than you would if you were in a burdened infrastructure. So, I think what Juno has been doing, from my perspective as a competitor, has been very clear and they've done an excellent job of migrating people. I think what NetZero has been doing is very clear and we've started to do an excellent job of migrating people and I think putting these two companies together makes total sense. And, from a consumer's standpoint, if they didn't understand it, we wouldn't be the second largest ISP in the United States. I'm going to turn over the table to Charles Hilliard to answer the other two questions that you laid out Yusef.

YUSEF SQUALLY: Okay.

CHARLES HILLIARD: Yusef, in terms of the two to three year expectations in terms of revenue mix, our preliminary estimate in our models are 75 to 80 percent subscription revenues and 20 to 25 percent advertising revenues. What's exciting about this organization is its core competencies in both areas and we retain with our proprietary technology, a long-term option on the return of the on-line advertising market which is exciting and it's a clear way of differentiating our product to consumers and to investors. In terms of synergies, obviously we're excited about the cost savings and the ability to plow a clear path to profitability. In terms of quantifying specific timing, the first piece of timing is getting the transaction closed, given that there's a number of elements to get that done that are out of our control and we can't quantify that precise timing. We will wait to get precise timing on the date of expected profitability once we have the transaction closed and the transition begins. So we're going to be conservative on that front and excited about the opportunity going forward.

MARK GOLDSTON: Yusef, just as one other follow-on and then we'll move on to the next question. It is important to keep in mind, and Juno has stated this numerous times to their investors as have we at NetZero, the power of having a customer acquisition cost that is many, many, many times less than what you see in the competitive pay ISP space, is perhaps the most compelling reason to be running a free and a pay service. Our ability as a combined entity to attract people, sub-$100 a customer acquisition cost in a space that has exhibited $300, $400, $500 customer acquisition costs is in and of itself a financial rationale for the bifurcated system. With that, I want to turn it over to the next question, Operator. Operator?

OPERATOR: Yes, were you ready for the next question?

MARK GOLDSTON: Yes.

OPERATOR: Thank you. Your next question will come from Ron Star with Mazma Capital Management. Please go ahead.


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


RON STAR: Congratulations, Gentlemen.

CHARLES HILLIARD: Thanks, Ron.

RON STAR: Mark, if you could, I know you're not going to be too specific and you probably can't be, but I'm just curious if we fast-forwarded to say Spring of next year and assume that the transaction was completed successfully, can you give us a feel for what you think the increased opportunities will be for the combined entities for both new distribution channels as well as for future advertising assuming that the market comes back? That would be very helpful.

MARK GOLDSTON: Yes, absolutely, I can do that Ron. I'll tell you if I haven't learned anything the last two and a half years in this business, I have learned the power of managing the threshold of users. When you start penetrating one million, two million, three million, as you go up the million rank, you start to see that the attention that you get from major advertisers and sponsors goes up exponentially. Putting these two companies together, and having active users on a monthly basis, in excess of seven plus million, versus going out and telling people three and a half million, will be a real formidable bullet in our gun. And I think you'll see, other than AOL, there's really nobody in this space who can come close to that. And the thing that differentiates us from a portal obviously is that we're there all the time. We're not there intermittently, so I'm really very bullish about it. The NetZero sales force has demonstrated an ability to be able to capitalize on this. The Juno sales force has a lot of talent in it. There are a lot of people there who have also cut some very creative deals, and I personally am looking forward to being able to put those organizations together and have them both have the benefit of selling against the power of seven plus million people. So that's my view. I do believe strongly, as others do, that this advertising market certainly will come back, and what this does is it pretty much buys us an insurance policy that says, when that market does come back, we will now have greater operating efficiencies, lower overall costs and a bigger audience. So, we will by definition, be in a stronger position than we are today as independent organizations and that, combined with what we think the migration path will be of free to pay, really makes me believe that we have greatly accelerated the path to profitability.

RON STAR: That makes sense. And then as far as new distribution opportunities, you signed some bundled deals in the past. Anything that jumps out at you there with the combination of the merger?

MARK GOLDSTON: Well, I think if you look at it, that's a really good question if you look at it. Whenever we go get these deals Ron, we submit an RFP and we're in there with a lot of other people, you know, you might be in there with an Earthlink, you might be in there with an MSN, whatever. I mean with , you know, the size that we will have here as an enterprise, which will be much greater than any of those companies will be, we should come up to the top of the list in terms of people taking us seriously, paying attention to us. The one thing NetZero has always had going for it is our balance sheet. Because both companies have been large, us and Juno, and people in this space, they're very sensitive to whether you're going to be around and whether you're going to run out of money. And I think now we've basically managed to solve that problem. Now when you look at United Online as a combined asset, and you look at this balance sheet, when a potential partner is looking at our proposal, which typically is the best from a cost standpoint for them, because of our efficiency, they can


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take the worry factor--is this company going to be around--off the table.
Because I think people have gotten so transfixed with Internet death watches and companies that are just going to run out of money that they've stopped looking at the core element of the business that got them excited about it in the first place. And we're hoping to be able to take that part of the equation and put it to rest.

RON STAR: Good point. And then, just lastly, on your branding initiatives for the two companies, is there anything that you can share with us now on what the strategy will be, say Spring of next year going forward that would differentiate it from the past?

MARK GOLDSTON: I can. Basically, and this is something that is very near and dear to us, we believe that the theme of this company is going to be focused on strength. That's the theme we're going to use for the manpower rationalization, the departmental rationalization and the same thing from a branding standpoint. You've got two companies here that have been slugging it out against each other. We clearly believe that the NetZero brand is the more powerful brand in the free space, and we believe that the Juno brand would be the more powerful brand in the pay space. And to minimize consumer confusion, United Online will bring you what we believe to be the best of class in the price value and super value segment and we will offer NetZero for free users and Juno for pay users and every time you go to the Juno website, the NetZero website or the United Online website, that's what you'll be presented with in a very clear fashion.

RON STAR: Well once again, that makes a lot of sense. Good luck you guys and congratulations.

MARK GOLDSTON: Thank you, Ron.

RON STAR: You bet.

MARK GOLDSTON: Next question, Operator?

OPERATOR: Okay, your next question will come from Paul Douglas with J. P. Morgan. Please go ahead.

PAUL DOUGLAS: Hey Mark, I'm sorry if this question has already been asked. My phone has dropped out a couple of times. Is broadband a part of this strategy either today or somewhere down the line? You talk about having service across the spectrum in terms of discount, in terms of free. Does broadband play into the long term strategy?

MARK GOLDSTON: Hey Paul, thanks for calling and yes, absolutely it does. And we talked a little bit earlier about the AOL/Time Warner deal that Juno has struck, which is a great situation, obviously AOL/Time Warner being a fine company. If anybody is going to make the cable business work, it's going to be AOL/Time Warner. I mean, they are pros. They're the best at it. And if I was going to partner with anybody, that would be who I'd want to partner with. So, we're certainly going to watch and see how they build it out. Those guys are the experts and if they make it work and we obviously have a deal with them, then we'll be right along for the ride. In terms of DSL and others, there are contracts in place. We have to reevaluate them. I


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can say Paul thinking back, thank God, and I remember you and I had this discussion on an earnings call. It must have been about a year ago. Thank God that we didn't jump into the DSL pool when everybody was badgering NetZero about why it doesn't have a broadband strategy. Had we cut the deal a year ago that everybody wanted us to cut, we'd be sitting here today under water with huge financial losses from them. And the fact that we sat on the sidelines and said we're going to see how this thing shakes out and we're not going to be the first guy to jump into a cold pool, turned out to be an absolutely great strategy for us. So, broadband will be part of the equation, but as you know, prudently, we're not going to spend a bunch of capital, invest in spending. We're going to let other people do it, and when they do, rest assured we will have a marketing wrinkle as to a way that we can get in there and steal some market share.

PAUL DOUGLAS: Okay. Thanks a lot.

MARK GOLDSTON: Thanks, Paul.

OPERATOR: Ladies and Gentlemen, as a reminder to register for a question, please press the "1" followed by the "4" at this time. Fred Moran, please go ahead with your follow-up question.

FRED MORAN: Thanks very much. Can you guys outline for us how much of your premium subscribers are on which of the various plans? For example, how many does NetZero have on the $9.95; how many of the Juno subs have been migrated up to $14.95; how many are still on hold plans that are $8 or less?

MARK GOLDSTON: Well, Fred, this is Mark. Juno has not publicly disclosed that as a break-out, and so we're not going to attempt to try to do that right now. I will tell you this. One of the things that's important is looking at this thing on a combined basis going forward. I think what's happened is there's been some trials at $9.95. There's been some trials below that. There's been some trials up to $14.95. And clearly what we're starting to see, and the Juno folks have definitely seen this, even more of this, because this has been something they've lived with longer, is there are very distinct user groups at each of these levels and so what you have to do is to create a feature set that, as you go up in price, provides them with the demonstrably different feature set. What some of the mistakes that have been made in the past by others is that when they changed price points, it was for essentially the same product. And so the user base didn't see any difference and they saw no need to migrate up. So the challenge will be for United Online, under the Juno brand name, to create a feature set that as you go up along the price spectrum you get something demonstrably different and demonstrably better that will justify the value. And frankly we think that's the competitive edge that we're going to have and we've started to talk about that together and we're not really prepared to divulge that yet; a) the deal hasn't closed yet, and b) I'm sure there are a lot of competitors out there listening to this who would love to know how these two companies plan to do it.

CHARLES HILLIARD: Fred, this is Charles Hilliard. I can tell you that 100 percent of the NetZero subscribers that we disclosed at the end of April numbered 116,000 in our billable services are at a $9.95 price plan or a $9.95 price plan that offers one month free if someone buys six months of service. The mode for Juno of its price plans, and they've been very


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effective, not just focusing on top line and this is something we were particularly impressed with, but focusing on the bottom line, the core profitability of each user, not approaching it on a one-size-fits-all. They have subscribers that may be at a $4.95 price point that are very profitable to the company because of the user's average usage. We can tell you that the mode of their 910,000 paying subs at the end of March was at the $9.95 price point. They have, and Charles Ardai can address it better than I can, they have a segment of the user base that's as high as $29.95 a month and they have price plans that go down to the $4.95 month range. Their ARPU in the March quarter was between eight and nine dollars on pure subscription fees. But the average quote to 50 cents ARPU in advertising revenue.

MARK GOLDSTON: I think Fred, just to crystallize what you've asked, it is our intention going forward to occupy the value segment of the market and to have the feature set attached to each price point that will justify why a consumer would pay one versus another and it will be eminently clear both on the Juno website, the NetZero website and the United Online website, that that's how the services will operate.

FRED MORAN: Okay, that sounds great. What's your current quarterly burn rate and what do you anticipate it will be for the combined entity in 2002? And do you consider yourself fully funded, and when do you anticipate free cash flow break-even of the combined entity?

CHARLES HILLIARD: Last quarter's burn for NetZero was in the $18 to $19 million range for the entire quarter. We did disclose in our last earnings call that due to some legacy marketing contracts, we expect that to go up, but those legacy marketing contracts go away at the end of the June quarter and we expect the cash burn to go down again prior to capitalization of these synergies. Juno's burn in the March quarter was between $8 and $9 million. I think that they have managed expectations that their operating net loss through the rest of calendar 2000 is in the $15 million range. So, you can apply whatever time frame against that and measure what that will be. All of those numbers are pre-synergies, obviously, and you can do some math and get to some reasonable expectations on what capital profitability is.

FRED MORAN: Okay, great. What percent of the new company will David Shaw own; how long will he be locked up; and are there lock-ups for other insiders?

CHARLES HILLIARD: Just over 10 percent for David Shaw. There will be a 90-day lock up for him and subsequent to that , you know, he will be subject to standard volume limitation to the extent that he's treated as an affiliate.

FRED MORAN: Okay, and I just have one more. What's the status of the NBA advertising contract and how will you drive growth once the season ends next week?

MARK GOLDSTON: That's a good question. The contract ends when the Lakers win the championship. [Laughter.] So that's number one. Number two, we cannot take credit for the U2 concert at half time the other night. Everybody thought NetZero put that on. But luckily, they had the NetZero at the half over it the whole time and they though we got U2 and the reality of it is, we had nothing to do with, but we were a great beneficiary. But that all ends when the championship is over and the good news is we have built a huge brand awareness. In fact, this is interesting. Brand Week just came out with their 2000 leading brands in the United States, and you know, with everything from General Motors to Proctor and Gamble. And I think NetZero was ranked, I think 352 on there, which is really interesting; over all brands. I mean, just to put it in perspective, you have to think a brand like Earthlink was like 590-something. So we've built a lot of brand awareness here, even though, as you know Fred we've spent a fraction of what those guys have spent, so we really believe that our viral techniques and the things that we're doing, we're going to continue to do in a guerilla marketing mode and Juno has also been very effective at doing that. So putting these two companies together and in a sort of full metal jacket load, we don't have to spend a lot of money here to get people in. And you know, we've got the crown jewel in terms of consumer attraction, which is free Internet access, and that will remain.

FRED MORAN: Okay. Great. Thanks very much and good luck.

MARK GOLDSTON: Thanks very much Fred.

OPERATOR: Next question is the follow-up question from Yusef Squally. Please go ahead.

YUSEF SQUALLY: Yes, thank you very much. Just two other questions. Charles, when you were given the synergies or briefed them of the synergies that you talked about, when do you see them actually becoming fully part of the business or when do you really see the synergies being realized? That's number one. Number two, Mark, going back to the branding question, I understand NetZero will be the free kind of ISP and Juno will be the discounted one, but when you go on your marketing campaign, will you basically have two marketing campaigns, one marketing campaign for each, or will you be trying to brand the United Online brand?

MARK GOLDSTON: Actually, I'll take that second first and then I'll turn it over to Charles. That's a very good question. United Online certainly will start out being the corporate entity and it's our intention to continue to use that NetZero brand as sort of the marketing hammer, because, as you can imagine, free is very compelling, and the goal here is clearly, Yusef, is to bring people in for free and then to perfect the migration path up to a variety of offerings in the pay service that we believe will be very profitable. So the key goal here will be to use a marketing hammer on free and to be very clever in terms of using guerilla marketing to promote the Juno brand and the Juno pay services all throughout the Net, but obviously we would all agree that this free element is something that has allowed us to get user growth that's pretty much been unprecedented, that anybody's ever seen before on the Internet and we're going to continue to try to do that and using some of the techniques that Juno has perfected on migrating these free users over to pay, we think we'll get a much better return on our invested capital from a marketing standpoint because of the fact that we'll have this developed migration path to the pay model. And then Charles will take the second question.

CHARLES HILLIARD: Yusef, in terms of the timing of synergies, what we're very excited about is we expect approximately 75 percent of the synergies to be realized in the first full quarter for the combined company post-closing. Ramping up roughly on a linear basis to a 100 percent of the synergies being realized for the combined organization within two to three quarters following that.

YUSEF SQUALLY: Okay, so the first six months you should already realize over 80 percent synergies.

CHARLES HILLIARD: Yes.

YUSEF SQUALLY: And one last question. I'm assuming that this transaction means that all the lawsuits get dropped. I was wondering if the Qualcomm/Juno lawsuit also gets dropped?

MARK GOLDSTON: As you can imagine we can't comment on the lawsuits yet because the transaction hasn't closed yet. When the transaction closes we obviously will come out and explain whether or not we intend to sue ourselves. [Laughter.]

YUSEF SQUALLY: Allright. Thank you very much and congratulations.

MARK GOLDSTON: Thanks very much Yusef. Nice to talk to you.

OPERATOR: Your next question will come from Eileen Bukawawa. Please go ahead with your follow up question.

MANNY BAKER: Okay, thanks a lot. It's Manny again. The outline from, pretty clear benefits that I guess you're quantified on the road in terms of what this combination means utilizing the NetZero infrastructure and telecomm contracts that are marketing-wise, all the things you've talked about. Do you think that, do you guys expect to do other acquisitions, other combinations, are there other big pools out there of subscribers in sort-of the value segment of the market, whether they're owned by K-Mart or wherever they might be, that you guys will have a strengthening interest to go after, and would you ever see yourself combining with somebody who offered one of the sort-of middle or premium price services? So do you think this is a last move of consolidation or is it sort of an ongoing part of an industry trend?

MARK GOLDSTON: I definitely do not think it's the last move. We, part of the reason why we created the name United Online, if you look at other categories, and you realize people who have done this, you know, whether it's United
Artists in the theater business and , you know, consolidating regional airlines into United Airlines or even the moving industry in the United Van Lines. I mean, our goal here is to sort-of unite this ISP segment. And there's 7,000 ISPs out there. You've got people out there with 200, 300, 400 thousand paid subscribers paying them $19.95 a month for innocuous brands that they don't care about, that provide a very good service on a regional basis. I look at us very much like the Southwest Airlines of the Internet, There's a lot of parallels here. They were a regional carrier. Everybody laughed at them; you can't make money being a regional carrier. Everybody knocked them off. They all went bankrupt. Southwest survived and they were profitable. They then said, "Wow," we've got this leveragable infrastructure. It's no frills. It's budget priced. You don't get an assigned seat. Maybe we should try flying transcontinental. They did that. They became the dominant player. They're the most profitable airline in the United States. We think there's a lot of similarities to what we've done in terms of free Internet access. A lot of competitors came in. They went bankrupt. Budget price Internet access, we think we're going to own that segment of the market.

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We clearly are looking at other things that we can acquire to put through this incredibly efficient infrastructure that Charles outlined that we will have at United Online. We can make something work that other people maybe couldn't make work because we haven't got 7,000 employees from a burn rate standpoint. And that doesn't mean that by the way that down the road we wouldn't look to having a premium component to our business that would be more compelling than what's out there today. Would we ultimately consider combining with somebody who's in the premium segment? In the end of the day we're running a public corporation. We are here for one reason, and one reason only. And that's to maximize value to shareholders. And if any time anything presents itself that we believe will maximize the value to our shareholders, we obviously would strongly consider it.

MANNY BAKER: Thanks a lot.

MARK GOLDSTON: Thank you, Manny.

OPERATOR: Gentlemen, at this time I'm showing no additional questions. Please continue with your presentation or any closing remarks.

MARK GOLDSTON: Thank you very much, Operator. First of all, I'd like to thank everybody for tuning in to this. We at NetZero and the folks at Juno are really excited about this United Online opportunity and I think we're really going to be able to execute on a plan that will be unique in the space and something that the competitive set really will have a difficult time responding to. I'd like to turn it over to Brent Zimmerman, who'd like to give some closing remarks from an investor standpoint.

BRENT ZIMMERMAN: Actually, I'd just like to say that we're really glad everybody joined us today. We're very excited about this. I want to make sure that everyone has an opportunity that is interested in talking to Charles or Mark, we'd love to give you some feedback to clarify any questions you have. My direct phone number is (805) 418-2350 and feel free to give me a call directly and we'll make sure you get hooked up. Thanks for joining us.

MARK GOLDSTON: Thanks everyone. Have a great day.


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